YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	July 31, 2007
Ref.	Pointer 6157(125)

Mr. Larry Spirgel
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Pointer Telocation Limited
Form 20F for Fiscal Year Ended December 31, 2006
Filed August 28, 2006
File No. 0-51778 (the "20F")

Registration Statement on Form F-3
Filed May 31, 2007
File No. 333-143399 (the "Registration Statement")

Dear Mr. Spirgel

        On behalf of Pointer Telocation Ltd., an Israeli Company (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) transmitted by letter dated July 23, 2007 (the “Comment Letter”), in relation to the Company’s 20F and Registration Statement.

        For the convenience of the Staff, we have restated in this letter, each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement.

Form 20F for Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

General

1.	Please refer to prior comment 5. Tell us how you applied guidance in paragraph 16 of EITF00-19 regarding registration rights agreements in your accounting for and classification of various warrants that you have issued?

Response: The Company respectfully advises the Staff that none of the contracts include penalties or liquidated damages in the event that the Company will be unable to deliver registered shares and that, as discussed in the Company’s previous response to the Staff’s prior Comment number 5, none of the contracts can be settled in unregistered shares. As such, application of paragraph 16 of EITF 00-19 is not applicable to the Company.

Tel Aviv:	1 Azrieli Center, Tel Aviv 67021	Tel. (+972) 3-608-7777	Fax. (+972) 3-608-7724
Jerusalem:	31 Hillel Street, Jerusalem 94581	Tel. (+972) 2-623-9239	Fax. (+972) 2-623-9233

	www.arnon.co.il	info@arnon.co.il

YIGAL ARNON & CO.

Note 2: Significant Accounting Policies

k. Revenue recognition, page F-15

2.	Please refer to prior comment 8. Please tell us why you believe that the earnings process is complete with respect to your de-installation fees at the time that installation occurs. Please tell us why you believe, citing the accounting literature upon which you have relied, that installation fees are recognizable when the installation occurs.

Response: The Company respectfully advises the Staff that de-installation fees are recognized only upon completion of the de-installation services and not upon completion of the installation services. Some agreements in Mexico and Argentina include an obligation by the Company to remove the system from a user’s vehicle upon termination of the contract in consideration for additional fees. Such de-installations are not mandatory and are performed only upon a customer’s request. The de-installation is considered a routine, non-complex, transaction which requires a short time to perform (usually less than an hour of work) and may be preformed by subcontractors. Fees related to the de-installation are payable only upon completion of the de-installation. Therefore, the Company believes that de-installation fees can be recognized upon completion of the de-installation service.

Installation fees are recognized upon completion of the installation service. As discussed in the Company’s response to the Staff’s prior Comment number 7, the Company has determined that, in accordance with EITF 00-21, the sale of products and subscriber fees are separate units of accounting. In cases where the Company provides installation services, the Company recognizes both the fees from the sale of the products and upon installation of the product. Installation is considered a routine, non-complex, transaction which requires a short time to perform (usually less than an hour of work) and may be performed by subcontractors.

Form F-3

Consent of the Independent Registered Public Accounting Firm

3.	Either amend Form F-3 to provide the consent of Kost Forer Gabbay & Kasierer for their report of Shagrir Motor Vehicle Systems Ltd., or delete this report when you file an amended Form 20-F for December 31, 2006.

Response: The Company respectfully advises the Staff that it has amended its annual report on Form 20-F for the year ended December 31, 2006, deleting the said report.

YIGAL ARNON & CO.

        Kindly contact the undersigned at (972) 3 608 7867, if you have any questions or require additional information.

Very truly yours, /s/ Adrian Daniels Adrian Daniels

cc:	Mr. Zvi Fried Chief Financial Officer Mr. Steven Glusband and Mr. Peter Flagel Carter Ledyard & Milburn LLP